[Printed on Zone 4 Play letterhead]

June 22, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Zone 4 Play, Inc. Application for Withdrawal of Post-Effective Amendment No. 1 filed on May 27, 2005 to the Registration Statement (Registration No. 333-120174) (the “Registration Statement”) on Form SB-2 for filing with incorrect EDGAR tag

Ladies and Gentlemen:

Zone 4 Play, Inc. (the “Issuer”) hereby applies to withdraw the Post-Effective Amendment No. 1 filed on May 27, 2005 to the Registration Statement with the wrong EDGAR tag designating the filing as a Pre-Effective Amendment rather than a Post-Effective Amendment to the Registration Statement. The filing was filed with the Commission with the proper EDGAR tag on June 20, 2005.

If you have any questions with respect to this matter, or would like any further information, please contact our counsel, Howard Berkenblit, of Z.A.G./S&W LLP, at 617-338-2800.

Very truly yours,

/s/ Uri Levy

Uri Levy

Chief Financial Officer